UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04007282

January 30, 2004

Gary P. Encinas
Chief Counsel, Corporate
Law Department
PG&E Corporation
One Market Street, Spear Tower
Suite 400
San Francisco, CA 94105

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-30-2004

Re: PG&E Corporation
Incoming letter dated December 19, 2003

Dear Mr. Encinas:

This is in response to your letter dated December 19, 2003 concerning the shareholder proposal submitted to PG&E by Simone Levine. We also have received a letter submitted on the proponent's behalf dated December 27, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 11 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

1004 980

PG&E Corporation

Gary P. Encinas
Chief Counsel, Corporate
Law Department

One Market, Spear Tower
Suite 400
San Francisco, CA 94105
415.817.8201
Fax: 415.817.8225
gary.encinas@pge-corp.com

December 19, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder Proposal of Mr. Simon Levine

Ladies and Gentlemen;

PG&E Corporation (the "Corporation") has received a shareholder proposal and supporting statement (the "Proposal") from Mr. Simon Levine, who has designated Mr. John Chevedden to act on his behalf with respect to the Proposal. The Proposal was submitted for consideration at the Corporation's 2004 Annual Meeting of Shareholders. For the reasons set forth below, the Corporation intends to omit portions of the Proposal from the proxy statement and form of proxy for the 2004 Annual Meeting.

Pursuant to SEC Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, enclosed are:

1) the original and five copies of this letter, which includes an explanation of why the Corporation believes it may exclude portions of the Proposal; and

2) six copies of Mr. Simon Levine's transmittal letter and Proposal, dated October 23, 2003, which the Corporation received on October 30, 2003.

A copy of this letter also is being sent to notify Mr. Levine and Mr. Chevedden that the Corporation intends to omit portions of the Proposal from the Corporation's proxy statement for its 2004 annual meeting.

THE PROPOSAL

The proponent recommends that:

> Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 200% of the sum of the

> executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.
>
> This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to the successor company. Implementation is to be in accordance with applicable laws and in accordance with existing severance agreements or employment agreements that contain severance provisions.
>
> Because it may not always be practical to obtain prior shareholder approval, our company would have the option under this proposal of seeking approval after the material terms of the agreement were agreed upon.

The supporting statement also includes various citations and statements of opinion and fact.

REASON FOR OMISSION

PG&E Corporation believes that portions of the Proposal are false and misleading in violation of Rule 14a-9 and therefore those portions may be omitted pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal which is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which specifically prohibits materially false or misleading statements in proxy solicitation materials. The Staff has consistently recognized that supporting statements which are unrelated or irrelevant to the subject matter of the proposal may be confusing and misleading to shareholders in violation of Rule 14a-9 and are excludable pursuant to Rule 14a-8(i)(3) or its predecessor, Rule 14a-8(c)(3). See e.g., Freeport-McMoRan Copper & Gold Inc. (February 22, 1999); Cigna Corp. (February 16, 1988).

PG&E Corporation specifically objects to the following statements:

> The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 million payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.
>
> Another example of questionable golden parachutes is the $150 million parachute payment to Northrop Grumman executives after the merger with Lockheed Martin fell apart.

The proponent does not indicate why these facts regarding Sprint and Northrop Grumman are relevant to PG&E Corporation. PG&E Corporation is not an affiliate of these companies. No employees or directors of PG&E Corporation serve as directors or employees of Sprint or Northrop Grumman, or vice versa. PG&E Corporation's severance and change in control provisions, which are fully disclosed in the Corporation's proxy statements, do not provide for the levels of benefits that the proponent appears to object to at Sprint and Northrop Grumman.

There is no correlation between the activities and levels of potential severance payments at the two cited companies and that at PG&E Corporation.

CONCLUSION

For the foregoing reasons, PG&E Corporation believes the Corporation may properly omit those sections of Mr. Levine's proposal from its 2004 Proxy Materials.

We respectfully request confirmation that the Staff will not recommend any enforcement action if portions of Mr. Levine's proposal are excluded. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters before the Staff issues its Rule 14a-8 response.

PG&E Corporation intends to release definitive copies of its 2004 proxy materials to its shareholders on or about March 17, 2004, and plans to submit a draft of the 2004 proxy materials to its printer by March 3, 2004. Accordingly, we would appreciate the Staff's response as promptly as possible.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 817-8201, or Frances Chang at (415) 817-8207. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at (415) 817-8225 when it is available. Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed. Thank you for your attention to this matter.

Very truly yours,

G.P. Encinas

Gary P. Encinas

Enclosures

cc: Mr. John Chevedden
Mr. Simon Levine
Linda Y.H. Cheng

FChang

Simon Levine
960 Shorepoint Ct., No. 306
Alameda, CA 94501

RECEIVED
PG&E CORPORATION
OCT 3 0 2003
OFFICE OF THE
CORPORATE SECRETARY

RECEIVED
DEC 23 2003
PROCESSING SECTION
WASH. D.C.
187

Mr. Robert Glynn, Jr.
Chairman
PG&E Corporation (PCG)
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105
PH: 415-267-7000
FX: 415-267-7267

Dear Mr. Glynn,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Simon Levine

10-23-03

cc: Linda Cheng
Corporate Secretary
PH: 415-267-7070
FX: 415-267-7260

cc: LHE, LYC, DMK, ALF, CAH,
Gary Encincas, Frances Chang, Kathleen Hayes

4 – Shareholder Input regarding Golden Parachutes

RESOLVED: Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 200% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to the successor company. Implementation is to be in accordance with applicable laws and in accordance with existing severance agreements or employment agreements that contain severance provisions.

Because it may not always be practical to obtain prior shareholder approval, our company would have the option under this proposal of seeking approval after the material terms of the agreement were agreed upon.

Simon Levine, 960 Shorepoint Ct., No. 306, Alameda, Calif. 94501 submitted this proposal.

At PG&E there is reason for special concern on windfall pay for executives.

Bankruptcy – a boom time for some PG&E executives

A $17 million payout for 200 executives follows a $57 million employee bonus plan with hundreds of thousands of dollars for some executives.

Source: *San Francisco Chronicle*, April 11, 2003

Executive Windfall

PG&E CEO gets $7 million after PG&E dips into the red ($874 million loss) for the third time in the past 4 years.

PG&E also contributes $4 million in regard to the CEO's pension.

Source: *Contra Costa Times*, March 22, 2003

In the view of certain institutional investors ...

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions even if shareholder value languishes during their tenure.

54% Shareholder Support

The 17 shareholder proposals voted on this topic in 2003 achieved an impressive 54% average supporting vote.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 million payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payment to Northrop Grumman executives after the merger with Lockheed Martin fell apart.

Independent Support for Shareholder Input on Golden Parachutes
Institutional investors recommend companies seek shareholder approval for golden parachutes. For instance the California Public Employees Retirement System (CalPERS) said, "shareholder proposals requesting submission of golden parachutes to shareholder vote will always be supported." Also, the Council of Institutional Investors www.cii.org supports shareholder approval if the golden parachute exceeds 200% of a senior executive's annual base salary.

Shareholder Input regarding Golden Parachutes
YES ON 4

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "4" above) based on the chronological order in which proposals are submitted. The requested designation of "4" or higher number allows for ratification of auditors to be item 2.

References:
CalPERS Domestic Proxy Voting Guidelines, 4500 Golden Parachutes at
http://www.calpers-governance.org/principles/domestic/voting/page11.asp
Northrop to take $180 million merger charge, Wall Street Journal, March 26, 1998
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

Please advise within 14 days if the company requests help to locate these or other references and list the item(s).

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

December 27, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to PG&E Corporation (PCG) No Action Request
Simon Levine

Ladies and Gentlemen:

The number preceding the bracket below correspond to the page of the company letter.

3] Examples of the potential magnitude of golden parachutes are relevant to a proposal on golden parachutes. The company has provided no support that would limit the lessons to be learned from the corporate governance practices of other companies to apply only to the affiliates of one particular company. Or to limit the lessons to companies who share the same directors.

Golden parachutes are not an obscure topic with little public attention and application to few companies like a code of conduct for a specialized industry. If this were true of golden parachutes, the company argument could have some weight.

With the burden of proof the company failed to provide any support for a finding that excessive golden parachutes are impossible at the company.

The company provides no factual challenge to Sprint example or the Northrop Grumman example.

I do not believe the company has met its burden of proving its allegation that examples of golden parachutes at other companies are "unrelated or irrelevant" to a proposal on golden parachutes.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc:
Simon Levine
Robert Glynn, Jr.

4 – Shareholder Input regarding Golden Parachutes

RESOLVED: Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 200% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to the successor company. Implementation is to be in accordance with applicable laws and in accordance with existing severance agreements or employment agreements that contain severance provisions.

Because it may not always be practical to obtain prior shareholder approval, our company would have the option under this proposal of seeking approval after the material terms of the agreement were agreed upon.

Simon Levine, 960 Shorepoint Ct., No. 306, Alameda, Calif. 94501 submitted this proposal.

At PG&E there is reason for special concern on windfall pay for executives.

Bankruptcy – a boom time for some PG&E executives

A $17 million payout for 200 executives follows a $57 million employee bonus plan with hundreds of thousands of dollars for some executives.

Source: *San Francisco Chronicle*, April 11, 2003

Executive Windfall

PG&E CEO gets $7 million after PG&E dips into the red ($874 million loss) for the third time in the past 4 years.

PG&E also contributes $4 million in regard to the CEO's pension.

Source: *Contra Costa Times*, March 22, 2003

In the view of certain institutional investors ...

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions even if shareholder value languishes during their tenure.

54% Shareholder Support

The 17 shareholder proposals voted on this topic in 2003 achieved an impressive 54% average supporting vote.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 million payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payment to Northrop Grumman executives after the merger with Lockheed Martin fell apart.

Independent Support for Shareholder Input on Golden Parachutes

Institutional investors recommend companies seek shareholder approval for golden parachutes. For instance the California Public Employees Retirement System (CalPERS) said, "shareholder proposals requesting submission of golden parachutes to shareholder vote will always be supported." Also, the Council of Institutional Investors www.cii.org supports shareholder approval if the golden parachute exceeds 200% of a senior executive's annual base salary.

Shareholder Input regarding Golden Parachutes
YES ON 4

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "4" above) based on the chronological order in which proposals are submitted. The requested designation of "4" or higher number allows for ratification of auditors to be item 2.

References:
CalPERS Domestic Proxy Voting Guidelines, 4500 Golden Parachutes at
http://www.calpers-governance.org/principles/domestic/voting/page11.asp
Northrop to take $180 million merger charge, Wall Street Journal, March 26, 1998
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

Please advise within 14 days if the company requests help to locate these or other references and list the item(s).

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 30, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated December 19, 2003

The proposal requests that the board seek shareholder approval of all future golden parachute plans that exceed 200% of the sum of an executive's base salary plus bonus.

We are unable to concur in your view that PG&E may omit portions of the supporting statement under rule 14a-8(i)(3), as materially false or misleading under rule 14a-9. Accordingly, we do not believe that PG&E may omit portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

John J. Mahon
Attorney-Advisor